Walter Industries, Inc.

4211 West Boy Scout Boulevard

Tampa, Florida 33607

813-871-4811

www.walterind.com

Via EDGAR	February 6, 2009

Ms. Jill Davis, Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, DC 20549-7010

Re:	Walter Industries, Inc.
Form 10-K for Fiscal Year ended December 31, 2007
Filed March 7, 2008
Form 10-Q for Fiscal Quarter Ended June 30, 2008
Filed August 8, 2008
Response Letter Dated October 31, 2008
File No. 001-13711

Dear Ms. Davis:

On behalf of Walter Industries, Inc. (the “Registrant”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated January 16, 2009 (the “Comment Letter”) relating to Form 10-K for the Fiscal Year ended December 31, 2007, as filed by the Registrant on March 7, 2008, Form 10-Q for the Fiscal Quarter ended June 30, 2008, as filed by the Registrant on August 8, 2008 and our Response Letter dated October 31, 2008.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 7 — Management’s discussion and analysis of Results of Operations and Financial Condition

Results of Continuing Operations, page 31

1.               We note your response to our prior comment number four.  It does not appear that your current disclosure provides the reader a sufficient analysis of the impact of the changes you disclose so as to enable the reader to determine  how these changes are likely to impact the future results of your operations.  Please expand your disclosure throughout your Management’s Discussion and Analysis to further quantify and analyze how each significant factor you disclose has impacted the results of operations from one period to the next.  In your response to this comment, please provide us with a sample of your proposed expanded disclosure.

Response:  Based on the SEC Staff comments, we will revise future disclosures throughout our Management’s Discussion and Analysis to further quantify and analyze how each significant factor has impacted the results of operations.  Using the discussion of our Sloss segment, which is the reference that the SEC staff made in prior comment number four, we have provided an example of our expanded disclosure, as indicated by the text underlined or deleted below:

“Item 7.  Management’s Discussion and Analysis of Results of Operations and Financial Condition

RESULTS OF CONTINUING OPERATIONS

Segment Analysis

Sloss

Net sales and revenues were $134.9 million for 2007, an increase of $1.9 million compared to 2006. Revenues increased in 2007 primarily as a result of ~~due to~~ higher ~~furnace~~  metallurgical coke volumes and, to a lesser degree, due to increased ~~foundry~~ metallurgical coke pricing as shown below:

	For the year ended December 31,
	2007	2006
Metallurgical coke tons sold	430,887	399,321
Metallurgical coke average sales price per ton	$223.08	$222.04

Sloss’ operating income was $11.9 million in 2007 as compared to $8.1 million in 2006, an increase of $3.8 million, primarily as a result of increased metallurgical ~~furnace~~ coke volumes, increased ~~foundry~~ metallurgical coke pricing and lower raw material costs. Operating income for 2006 includes an impairment charge of $1.6 million relating to the sale of the Sloss’ chemical division, which was sold in November 2006.  The 2006 sale of the chemical division did not have a material affect on the revenues, cash flows or operating income of Sloss in 2007 as compared to 2006 and is not expected to have a significant effect on the future revenues, cash flows or operating results of Sloss, as compared to prior periods.”

Item 8 — Financial Statements and Supplementary Data

Cash and Cash Equivalents, page F-13

2.               In your response to our prior comment number five we note that you conclude liability presentation is appropriate given the amount represents a book overdraft.  Please confirm that the liability-classified amount can not be setoff by other assets.  Please also provide us with an analysis applying the framework in FIN 39 to your particular facts and circumstances regarding your banking agreement, other assets or deposit accounts, or other business relationships with your bank.

Response: We have established banking relationships with various banks related to our cash disbursements process.  We maintain a master account and zero balance disbursement accounts (sometimes referred to as “ZBA” or “imprest accounts”) with each of these banks.  Funds are maintained in the master account while checks are written on the ZBA accounts.  The zero balance in the ZBA accounts are maintained by transferring funds from the master account in an amount only large enough to cover checks presented. No line of credit, overdraft protection or other lending activities are linked to our zero balance accounts.

We determine the liability-classified book overdrafts within the framework specified in FASB Interpretation No. 39 “Offsetting of Amounts Related to Certain Contracts an interpretation of APB Opinion No. 10 and FASB Statement No. 105” (“FIN 39”).

Specifically, to determine the amount of the liability-classified book overdrafts, we compare the amount of outstanding checks and cash on hand on an individual bank basis.  Where there are funds on deposit at an individual bank to cover all or a portion of the outstanding checks drawn on that individual bank, cash is reduced.  Where outstanding checks at a given bank exceed the funds on deposit, the excess outstanding checks are classified as a liability. This process follows the FIN 39 framework in that:

1.               The amounts to be set off are determinable.

2.               Our banking relationship provides us with the right to set off.

3.               It is our intention to set off.

4.               Our right to set off is enforceable by law.

Below please find a summary of the analysis we performed to determine the appropriate classification of outstanding checks ($’s in 000’s):

	12/31/2006	3/31/2007	6/30/2007	9/30/2007	12/31/2007
Sun Trust funds on deposit	$1,117	$277	$423	$402	$2,978
Outstanding checks written on Sun Trust	$11,478	$11,289	$10,707	$11,221	$7,182
Liability-classified book overdrafts at Sun Trust	$10,361	$11,012	$10,284	$10,819	$4,204

Regions Bank funds on deposit	$335	$432	$198	$952	$563
Outstanding checks written on Regions Bank	—	$657	$48	$1,554	$1,875
Liability-classified book overdrafts at Regions Bank	—	$225	—	$602	$1,312

Total liability - classified book overdrafts	$10,361	$11,237	$10,284	$11,421	$5,516

We confirm that the liability-classified book overdrafts cannot be setoff by other assets.

3.               We note your response to our prior comment number five in which you state the liability amount representing a book overdraft is presented as a component of accounts payable.  We are not in a position to agree that a book overdraft is of the same character and nature as an account payable to a trade creditor such that it is appropriate to present these items together under the same caption “accounts payable”.  Please note that Rule 5-02(19)(a)(4) of Regulation S-X requires that you state amounts due to trade creditors separately from amounts due to others.  Accordingly, please modify your presentation to conform to Rule 5-02.  Please also expand your summary of significant account policies footnote to address your policy in regards to this liability to the extent it is not otherwise apparent from your modified presentation on the face of your financial statements.  In responding to this comment, please provide us with a sample of your proposed expanded disclosure.

Response:   For the years ended December 31, 2007 and 2006, our book overdrafts totaled $5.5 million and $10.4 million, respectively, represented less than 5% of total liabilities and, thus, was not separately disclosed in our Form 10-K.  For disclosure, we analyze materiality at the “total liabilities” level since we present an unclassified balance sheet.  We believe that these amounts are quantitatively immaterial and also “qualitatively” immaterial, such that, using the framework as established in SAB 99, liability-classified book overdrafts are not material to the Company’s balance sheet or financial condition as of December 31, 2007 and December 31, 2006.

Based on the SEC Staff comment, we will revise our future presentations of liability-classified book overdrafts such that they will no longer be presented as a component of accounts payable.  Should our liability-classified book overdrafts reach a material level in future reporting periods, they will be separately disclosed on the face of our financial statements in accordance with Rule 5-02 (24).  Additionally, we will revise our summary of significant accounting policies footnote to remain silent as to the classification of immaterial liability-classified book overdrafts as deleted below:

                “Cash and cash equivalents include short-term deposits and highly liquid investments that have original maturities of three months or less when purchased and are stated at cost which approximates market. The Company’s cash management system provides for the reimbursement of all major bank disbursement accounts on a daily basis. ~~Checks issued but not yet presented to the banks for payment are included in accounts payable.~~”

We will continue to evaluate the materiality of liability-classified book overdrafts and, should they become material, we will provide a discussion of our accounting policy in the notes to financial statements.

4.               In light of your response to our prior comment number five, please expand your disclosure within the liquidity and capital resources portion of your management’s discussion and analysis to make clear the amount of your period-end cash balance that will be used to fund outstanding checks already issued but not yet presented to your bank.  In responding to this comment, please provide us with a sample of your proposed expanded disclosure.

Response:  We note the SEC Staff position that outstanding checks impact the liquidity and capital resources of an entity in the very near term and, where material, disclosure of funds required to cover outstanding checks is a meaningful disclosure to the reader.  We respectively submit that our outstanding checks at December 31, 2007 and 2006 were not material to our liquidity and capital resources position.  At December 31, 2007, outstanding checks totaled $5.5 million or 2.6% of the $212.8 million in readily available funds to cover the checks. These funds comprised $30.6 million in cash and cash equivalents and $182.2 million of availability under our revolving line of credit.  At December 31, 2006, outstanding checks totaled $10.4 million or 3.6% of the $289.9 million in readily available funds to cover the checks.  These funds comprised

$127.4 million in cash and cash equivalents and $162.5 million of availability under our revolving line of credit.

Based on the comment received from the SEC Staff, when outstanding checks are material in light of our liquidity and capital resources position, we will revise future disclosures within the liquidity and capital resources portion of our management’s discussion and analysis to include the following information as underlined below:

“LIQUIDITY AND CAPITAL RESOURCES

Overview

The Company’s principal sources of short-term funding are existing cash balances, operating cash flows and borrowings under its revolving credit facility and warehouse lines of credit. The Company’s principal sources of long-term funding are its bank term loan and its financings under mortgage-backed/asset-backed notes. As of December 31, 2007, total debt has decreased by $54.1 million compared to December 31, 2006. See discussion below and Note 12 of “Notes to Consolidated Financial Statements.”

     Outstanding checks issued but not presented to the banks at December 31, 2007 and 2006 totaled $5.5 million and $10.4 million, respectively.  Sources available to fund these outstanding checks include cash and cash equivalents totaling $30.6 million and $127.4 million at December 31, 2007 and December 31, 2006, respectively, along with availability under the Company’s revolving credit facility totaling $182.2 million and $162.5 million, respectively, and operating cash flows.”

Inventories, page F-13

5.               We note from your response to our prior comment number eight that your coal inventory costs include operating overhead and other related costs.  Please tell us whether the operating overhead and other related costs attributed to your coal inventory includes depreciation, depletion and amortization related to your mining development costs, plant and equipment.

Response:  The Company confirms that the operating overhead and other related costs attributed to coal inventories includes depreciation, depletion and amortization relating to mining development costs, plant and equipment.

Note 16 — Commitments and Contingencies

Environmental Matters, page F-39

6.               We note in your response to our prior comment number ten that you have not disclosed amounts accrued for identifying necessary remediation actions and establishing a remediation plan because you have determined those costs to be immaterial.   In order to enable the reader of your financial statements to determine the magnitude of this accrual, please expand your proposed disclosure to state that the costs accrued are not material.

We also note in your response to our prior comment number ten that “additional future costs which may be incurred in order to remediate liabilities defined by the Phase III analysis cannot be determined at this time.”  If you are proposing this disclosure because the loss contingency meets the condition in paragraph 8(a) of FAS 5 but it can not be reasonably estimated (paragraph 8(b)), please expand your disclosure to state that it is probable that you have incurred a loss for remediation.  If the loss contingency does not meet the criteria of paragraph 8(a), please expand your disclosure to state that the probability of having incurred a loss for remediation is reasonably possible.

Response:  We confirm that the loss contingency meets the condition in paragraph 8(a) of FAS 5, but it can not be reasonably estimated.  Based on the comments received from the SEC Staff, we will revise our expanded disclosure as underlined below:

“Sloss Industries entered into a decree order in 1989 relative to a Resource Conservation Recovery Act (“RCRA”) compliance program mandated by the EPA. A RCRA Facility Investigation (“RFI”) Work Plan was prepared which proposed investigative tasks to assess the presence of contamination at the Sloss facility. The Work Plan was approved in 1994 and the Phase I investigations were conducted and completed between 1995 and 1999. Phase II investigations for the Chemical Plant/Coke Plant and Biological Treatment Facility and Sewers/Land Disposal Areas were performed in 2000 and 2001 and are substantially complete. At the end of 2004, the EPA re-directed Sloss’ RFI efforts toward completion of the Environmental Indicator (“EI”) determinations for the Current Human Exposures. This EI effort was completed to assist the EPA in meeting goals set by the Government Performance Results Act (“GPRA”) for RCRA by 2005. Sloss implemented the approved EI Sampling Plan in April 2005. The EPA approved/finalized the EI determinations for Sloss’ Birmingham facility in September 2005. In an effort to refocus the RFI, the EPA has now provided technical comments on the Phase II RFI report and the report recently submitted as part of the EI effort. A Phase III work plan was submitted to the EPA during the first quarter of 2007. The EPA commented on the Phase III plan and Sloss has responded. Subsequently, a meeting was held with the EPA during the third quarter of 2007 with the objective of finalization of the Phase III Plan. However, additional requests by EPA have expanded and continue to expand the scope of the project and will necessitate additional sampling and testing.

The Company has incurred costs to investigate the presence of contamination at the Sloss site, and to define remediation actions to address this environmental liability in accordance with the agreements reached with the EPA per the findings in the Phase I and Phase II investigations.  In conjunction with the Phase III work plan, the Company continues to incur costs related to defining remediation efforts and establishing a plan for remediation.  At December 31, 2007, the Company has accrued an amount that is probable and reasonably estimable for the costs to be incurred to identify necessary remediation actions and establish a remediation plan. The amount of this accrual was not material to the financial statements. While it is probable that the Company will incur additional future costs ~~which may be incurred in order~~ to remediate liabilities defined by the Phase III analysis, the amount of these costs cannot be ~~determined~~ reasonably estimated at this time.   Although no assurances can be given that the Company will not be required in the future to make material expenditures relating to the Sloss site or other sites, management does not believe at this time that the cleanup costs, if any, associated with these sites will have a material adverse effect on the financial condition of the Company, but such cleanup costs could be material to results of operations in a future reporting period.”

Engineering Comments on Form 10-K for the Fiscal Year Ended December 31, 2007

7.               We note your response to our comment 14 in which you respond that the reserve estimates for the Kodiak Mining Company and Tuscaloosa Resources were considered immaterial last year and the current reserve estimates do not meet the requirements of Industry Guide 7.  You further indicated that you would address these reserve concerns in your future filings.  In addition we note your disclosure does indicate some coal production without contracted sales from these mining operations at present, and with significant additional capital investment, your annual production for both these operations could increase to 1.1 million tons.  Based on these projections, these operations could represent 15 percent or more of your annual coal production and will be material.  Please address these reserve and mine production disclosures in your future filings.

Response:  We respectfully submit that future filings will include reserve estimates and mine production disclosures for all subsidiaries that are projected to be material to our mining operations.

Please feel free to contact me at 813-871-4120 if you have any questions or concerns.

Sincerely,

/s/ Victor P. Patrick

Victor P. Patrick
Vice Chairman, CFO and General Counsel